Notice of Exempt Solicitation

Pursuant to Rule 14a-103

NAME OF THE REGISTRANT: HCA Healthcare, Inc.

NAME OF PERSONS RELYING ON EXEMPTION:

•	Illinois State Treasurer Michael Frerichs, as Trustee of the Bright Start College Savings Trust

ADDRESS OF PERSON RELYING ON EXEMPTION:

•	Illinois State Treasurer Michael Frerichs– 555 W. Monroe St., 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

April 4, 2024

Dear HCA Healthcare, Inc. Shareholders,

We are writing to urge HCA Healthcare, Inc. (“HCA”, or “the Company”) shareholders to vote FOR Proposal #6 on the Company’s 2024 proxy statement, a proposal which recommends that the Company publish a report describing patient feedback on quality of care and the actions the Board has taken in response to that feedback, during HCA’s Annual General Meeting on April 25, 2024.

The resolved clause of our proposal states,

“RESOLVED: Shareholders of HCA Healthcare Inc. (the “Company”) request that its Board of Directors publish a report (at reasonable expense and omitting proprietary and personally protected information) describing feedback the Company receives from patients regarding quality of care, such as information from the Agency for Healthcare Research and Quality (AHRQ) Survey on Patient Safety Culture, and what actions the Board has taken in response to that feedback.”

We believe that the quality of patient care has strong material ties to the financial performance of hospital operators like HCA. The Company seems to believe this as well, as part of their executive compensation is based on patient care experience. However, while material to compensation, HCA executives have failed to meet minimum performance standards related to these care metrics in three of the last four years (2020-2023). The quality of patient care at HCA facilities has also received ongoing scrutiny from state and federal officials, as well as employees, who have alleged that low staffing and poor treatment of workers has jeopardized patient care. While the Company has reported on feedback it receives from employees, information on the feedback it receives from patients is conspicuously absent, even though the Company receives regular, credible, and quantitative information that would provide benefit to both shareholders and management.

Below we offer a defense of our proposal, as well as our response to the Company’s opposition statement.

1.	Research demonstrates strong connections between patient care, worker wellbeing, and financial performance

2.	The Company has been the subject of intense scrutiny over patient care

3.	Company executives have failed to meet minimum performance standards tied to patient care

4.	Patients are largely left out of Company engagement efforts

5.	The CMS HCAHPS Survey is the most appropriate tool to measure patient feedback, as long as results are aggregated

6.	The proposal would provide value to shareholders without resulting in “unnecessary burden”

1.	Research demonstrates a strong connection between patient care, worker wellbeing, and financial performance

In HCA’s latest 10-K, the Company states their commitment to employee wellbeing: “We focus on supporting employees in ways that have a positive impact on their physical, mental and financial health so they can take care of themselves, their families, their patients and each other.”1 Additionally, the Company stresses the importance of patient safety on its business model: “Achieving high levels of patient safety, patient satisfaction and clinical quality are central goals of our business.”2

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1 https://www.sec.gov/Archives/edgar/data/860730/000095017024016524/hca-20231231.htm, page 30

2 https://www.sec.gov/Archives/edgar/data/860730/000095017024016524/hca-20231231.htm, page 58

The Company’s understanding of the interwoven relationship between employee welfare, patient quality of care, and financial performance is supported by a large body of academic research. Results from one study that examined 51 hospitals owned by HCA “clearly demonstrated that meeting patients’ expectations is associated with the financial strength of hospitals”, claiming that patient satisfaction explained up to 30% of the variation in hospital profitability.3 Another study looked at standardized hospital safety scores (the Leapfrog Hospital Safety Grades) and found that at hospitals, like those owned and operated by HCA, improved patient safety was associated with better financial health at the hospital level.4

Likewise, another study found that nurse staffing levels were also strongly associated with financial performance, particularly in competitive markets (of which HCA notes in their 10-K, “…most of our hospitals and other facilities operate in a highly competitive environment.”5). The study’s authors noted that higher levels of staffing tended to contribute positively to overall firm performance, and that efforts to cut staffing levels could ultimately be counterproductive.6

Staffing and employee welfare also have clear ties to patient safety and satisfaction. In 1993, Congress, in response to growing trends of staff layoffs and other cost-cutting measures in hospitals, directed the Secretary of Health and Human Services to complete a study examining the impact of staffing levels on patient care. The study’s authors noted that “nursing is a critical factor in determining the quality of care in hospitals and the nature of patient outcomes.”7 Another study looked at survey data from over 2,000 staff nurses and found that understaffing was associated with failing to provide required care, and that this, in turn, was associated with poorer patient safety.8 Worse still, there is ample evidence that understaffing in healthcare settings increases patient morbidity and mortality.9All this research demonstrates a clear pattern: overworked and under-resourced staff contribute to worse patient outcomes, which in turn lead to worse financial performance for hospitals.

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3 https://www.proquest.com/docview/232350517?accountid=14657&cid=CID:20240311182428453:308064&fromOL=true&fromopenview=true&parentSessionId=
Wfie0D2%2Fb23DviUzxkhOSmxeR6SWJ5v2v35uwfzdDkY%3D&pq-origsite=gscholar&sourcetype=Scholarly%20Journals

4 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10105205/

5 https://www.sec.gov/Archives/edgar/data/860730/000095017024016524/hca-20231231.htm, page 18

6 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4543286/, page 10

7 https://www.ncbi.nlm.nih.gov/books/NBK232662/

8 https://onlinelibrary.wiley.com/doi/epdf/10.1111/ijn.12803

9 E.g., https://www.scientificamerican.com/article/widespread-understaffing-of-nurses-increases-risk-to-patients/

2.	HCA has been the subject of intense scrutiny over patient care

The Company has been accused by various external parties and stakeholders of delivering inadequate or unsafe patient care for several years, largely stemming from understaffing and dangerous working conditions. A study from the Service Employees International Union (SEIU), which represents over 22,000 HCA employees, found that 80% of the 1,500 frontline nurses and healthcare workers surveyed reported “witnessing patient care being jeopardized due to low staffing.” 89% either agreed or strongly agreed with the statement, “I feel short staffing at my hospital is compromising patient care.” Not surprisingly, the study also found that HCA hospitals, on average, operated at staffing levels 30% below the national average.10

Last year, an NBC report also detailed how extreme cost cutting measures at HCA-owned facilities in Florida were putting both workers and patients at risk. The report, which included testimony from doctors, claimed that the Company’s “laser focus on profits” led to unsanitary surgical instruments, insects in operating rooms, overcrowded emergency departments, and medical errors that caused patients to wake up during surgery, among other things.11 Following the report’s publication, two public officials—Sen. Marco Rubio and Rep. Gus Bilirakis, both Republicans of Florida—sent a letter to the Company requesting detailed responses to the report's allegations regarding patient safety and staff treatment.12

Even more alarming conditions were found at Mission Hospital, a facility based in Asheville, North Carolina. This February, the Centers for Medicare and Medicaid Services (CMS) formally determined that the hospital put patient safety in “immediate jeopardy”, meaning that “…the provider’s noncompliance with one or more requirements of participation has caused, or is likely to cause, serious injury, harm, impairment, or death to a resident.”13 Immediate jeopardy is the most severe rating that CMS gives, and it is incredibly rare14, and CMS outlined their full findings in a report spanning more than 380 pages15,16. HCA submitted a remediation plan in March, and even though CMS approved it, they further cited the Company with additional violations of the Emergency Medical Treatment & Labor Act. If Mission Hospital fails to pass future on-site inspections, it risks losing its Medicare and Medicaid funding.17

3.	Company executives have failed to meet minimum performance standards tied to patient care

Patient care experience and satisfaction influence the amount of compensation HCA executives receive. While 80% of the typical executive annual incentive compensation package (“Performance Excellence Program” or “PEP”) is tied to a financial measure (ex: EBITDA), the remaining 20% is tied to quality and care performance measures. Of those quality and care measures, patient care experience constitutes 40% of the possible payout. Below is a breakdown of the quality and care components from the Company’s most recent proxy statement.

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10 https://hcacarecrisis.org/wp-content/uploads/2023/10/SEIU_StaffingPaper_R8-2.pdf

11 https://www.nbcnews.com/health/health-care/roaches-operating-room-hca-hospital-florida-rcna69563

12 https://www.rubio.senate.gov/wp-content/uploads/_cache/files/517356e3-94b9-4ed2-a37f-5d6b326356ef/1BA0E42C8F5247E447B9476586E1CF57.03.20.23-rubio-bilirakis-letter-to-hca-bayonet-point-re-health-and-safety-concerns.pdf

13 https://www.cms.gov/Regulations-and-Guidance/Guidance/Manuals/downloads/som107ap_q_immedjeopardy.pdf, page 12

14 https://pubmed.ncbi.nlm.nih.gov/30896558/

15 https://drive.google.com/file/d/1oz_V4371DkaqET7123l57BOpjYCCWKtr/view

16 https://www.northcarolinahealthnews.org/2024/01/23/conditions-at-ashevilles-mission-hospital-pose-jeopardy-to-patients-health/

17 https://www.bpr.org/2024-03-15/mission-hospital-slapped-with-new-violations-faces-june-5-deadline-to-resolve-problems-or-risk-losing-federal-funding

The Care Experience metric is informed by two inputs: the Centers for Medicare and Medicaid Services (CMS) Hospital Consumer Assessment of Healthcare Providers and Systems (HCAHPS) survey, and the Press Ganey Emergency Room overall rating top box score.

The HCAHPS survey consist of 29 questions that evaluate patient perspectives on the quality of care they received. It is administered between two and 42 days after discharge from a random sample of adult patients.18 The Company uses results from one question in the survey (patients’ overall rating) for the inpatient portion of the Care Experience metric. Press Ganey surveys, on the other hand, are administered to patients following discharge from the emergency room19. HCA determines performance based on the number of respondents who provided the top answer (“Very Good”) for their overall experience.

Over the last three years (covering performance from 2020-2022), executives have failed to meet most minimum performance standards for the Care Experience metrics. Executives failed to achieve the minimum threshold for each year for the Inpatient portion of the Care Experience. For the Emergency Room Patient portion, executives surpassed the minimum threshold only once, resulting in a 32% payout in 2021. Over the last six years (covering performance from 2017-2022), executives failed to meet their Target Performance levels each year for Inpatient care, and five out of six years for Emergency Room care.20

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18 https://www.cms.gov/data-research/research/consumer-assessment-healthcare-providers-systems/hospital-cahps-hcahps

19 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10324742/#b1-26890216_vol2_iss5_355

20 See the Company’s proxy statements for discussion of their executive compensation plans:
2024: https://www.sec.gov/ix?doc=/Archives/edgar/data/860730/000119312524069180/d874659ddef14a.htm;
2023: https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000860730/000119312523067645/d374683ddef14a.htm;
2022: https://www.sec.gov/Archives/edgar/data/860730/000119312522073436/d294830ddef14a.htm;
2021: https://www.sec.gov/Archives/edgar/data/860730/000119312521087653/d123756ddef14a.htm;
2020: https://www.sec.gov/Archives/edgar/data/860730/000119312520080679/d859974ddef14a.htm;
2019: https://www.sec.gov/Archives/edgar/data/860730/000119312519076774/d718518ddef14a.htm;
2018: https://www.sec.gov/Archives/edgar/data/860730/000119312518085892/d546850ddef14a.htm.

At first glance, one might conclude that the underperformance in care experience could be explained by the COVID-19 pandemic. However, there is an important technical point to make: the Company uses percentile ranking when calibrating its own performance, not absolute scores21. While the pandemic may have caused a drop in overall care experience, this likely would have been true for hospitals across the country, not just HCA. Therefore, the Company’s underperformance along these metrics cannot be convincingly attributed solely to the pandemic.

4.	Patients are largely left out of Company engagement efforts

In the Company’s opposition statement, management claims that they “support a culture of safety by engaging with our health care providers and staff” and highlight many initiatives to conduct such engagements.

However, patient feedback remains largely absent from those efforts. For example, the Patient Safety Organization and Patient Advisory Group, referenced in the opposition statement, both elicit feedback from staff, not patients22. While laudable, the remaining initiatives outlined in the opposition statement—the REDUCE MRSA study, the ABATE infection trial, the SWAPOUT trial, the SPOT tool, the Enhanced Surgical Recovery program—do not appear to involve feedback from patients on their hospital experience. This seems to be an obvious blind spot. As previously noted, while the Company appears to believe that patient experience is important enough to their business to incorporate into their executive compensation plans, those executives have consistently missed the mark in patient experience over the last few years. Therefore, we are requesting additional disclosure into the executive’s accountability over such material matters.

5.	The CMS HCAHPS Survey is the most appropriate tool to measure patient feedback, as long as results are aggregated

In the Company’s opposition statement, they note that the Agency for Healthcare Research and Quality (AHRQ) survey is not the most appropriate tool for gauging patient feedback as it is administered to health care staff, not the patients themselves. We concede this point. Nonetheless, the Company does participate in a survey program that would satisfy the request of our proposal. We believe the CMS HCAHPS survey could be the most appropriate tool, given that survey data is already compiled for each HCA hospital. While we acknowledge that information from this survey for each HCA hospital is publicly available through the CMS website (as noted in the Company’s opposition statement), for that information to be useful for investors, it should be aggregated in some fashion.

As further detailed in the Company’s opposition statement, the HCAHPS survey measures patient feedback in ten important areas that include topics like communication with staff, care transition, and hospital cleanliness. For each participating hospital, CMS publishes results on a quarterly basis. It also compares each hospital’s performance against national and state averages.

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21 See page 66 of the Company’s proxy statement for more information: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000860730/000119312523067645/d374683ddef14a.htm

22 https://www.hcahealthcareimpact.com/wp-content/uploads/2023/09/508_2023-impact-report-UPDATE-20230831.pdf

Below is a portion of the most recent results for the aforementioned Mission Hospital:23.

The data compiled by CMS provides useful quantitative and qualitative information on patient feedback that our proposal requests. However, it is not aggregated in a way to facilitate Company-wide analysis. The CMS website is a great tool for customers, not investors. As it’s currently organized, investors would need to compile patient feedback data from across the 173 hospitals that HCA operates in the United State in order to develop a Company-wide assessment.

6.	The proposal would provide value to shareholders without resulting in “unnecessary burden”

In their opposition statement, the Company claims that “evaluating and publishing a report using the quantitative and qualitative metrics set forth in the proposal would require HCA Healthcare to devote significant resources and incur unnecessary expense,” and that such a report “would be of limited benefit to our patients and stockholders.”

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23 https://www.medicare.gov/care-compare/details/hospital/340002?city=Asheville&state=NC&zipcode=28803&measure=hospital-patient-surveys

We disagree for the following reasons:

A.	Much of the work has already been done. Precisely because CMS provides useful and regularly updated information for each participating hospital, the burden of aggregation is quite low. We see the HCAHPS survey as an under-utilized instrument that, with minimal effort, could be used to effectively communicate how patient comments inform Company-wide operations.

B.	The remaining burden should fall on management, not investors. Given ongoing controversies surrounding patient care, as well as executives’ pattern of failing to meet minimum performance standards, we believe it is incumbent on the Company to provide additional disclosure on feedback they receive directly from the patients. Additionally, management naturally has more intimate knowledge of the hospitals it operates than investors do, as well as the operational, geographic, or demographic differences between facilities.

C.	Survey information could be incredibly beneficial to Company management, not just shareholders. Management could use the aggregated quantitative information in a variety of useful ways. For example, they could identify specific hospitals that are under-performing—or over-performing—across state, national, or peer averages, and use that information for effective capital allocation decision-making. Since CMS updates results on a quarterly basis, the Company might also be able to identify times of the year where patient feedback is particularly low, and whether those changes are affected by hospital type or region. Most importantly, it can provide helpful information to address patient concerns at an early stage, before they reach dangerous or even lethal levels. With 29 questions and 10 topic areas, the survey provides ample information for the Company to pinpoint trouble spots, while also lifting up and expanding areas where they appear to do well.

D.	Investors are unable to determine how the Company is responding to patient feedback. Our proposal requests that, in addition to aggregating patient feedback, the Company also report how management is responding to such feedback. This information is not in any of the Company’s existing disclosures, nor can it be ascertained through aggregation alone. This is information that can only come from the Company’s management.

To be clear, we do not want to prescribe exactly how the Company collects and reports this information. The HCAHPS survey offers many ways this data can be collected and presented, and we leave it to management to determine the most optimal approach. The essence of our request is that the Company demonstrate in a concrete way that they are receiving and responding to input directly from the patients they serve, particularly at a time when the Company’s performance in this area has been a subject of concern among a wide group of stakeholders.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Illinois State Treasurer. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.